
August 12, 2011

Via E-mail
Mr. Dean L. Cash
Chief Executive Officer
ATEL 15, LLC
600 California St, 6th Floor
San Francisco, CA 94108

> **Re: ATEL 15, LLC**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 29, 2011**
> **File No. 333-174418**

Dear Mr. Cash:

We have reviewed your registration statement and have the following comments.

Summary of the Offering, page 7

1. We note your response to comment four of our letter dated June 17, 2011. Please simply state, under the Investment Portfolio subsection, that equipment on operating leases will generally be depreciated using the straight-line method for financial reporting purposes.

Investment Objectives and Policies, page 28

Types of Equipment, page 31

2. We note your response to comment nine of our letter dated June 17, 2011. Please note that we are asking for disclosure in the prospectus. In the prospectus, please disclose how you determined that limiting the ownership of units or interests therein by non U.S. citizens to no more than 20% of the outstanding units ensures that the Fund will not exceed relevant federal limits on foreign ownership.

Management, page 70

3. We note your response to comment 11 of our letter dated June 17, 2011. Please refer to ATEL Managing Member, LLC, as the original Member of the registrant who founded and organized the registrant.

Plan of Distribution, page 94

Distribution, page 94

4. We note your response to comment 15 of our letter dated June 17, 2011, and we reissue the comment. Please include a risk factor addressing the fact that subscribers may not withdraw funds from the escrow account. In your risk factor, please be sure to address the fact that an investor's funds may be tied up in the escrow account for a period of time before being invested, if at all, in the Fund.

Item 17. Undertakings, page II-2

5. We note your response to comment 22 of our letter dated June 17, 2011. Please revise the new undertaking to also state that the information contained in each post-effective amendment will be provided simultaneously to the existing limited partners. Please also state that each sticker supplement will disclose all compensation and fees received by the general partners and its affiliates in connection with any of the transactions. Refer to Part 20.D. of Industry Guide 5.

Exhibit 8.1

6. We note your response to comment 24 of our letter dated June 17, 2011. Please delete the assumption that the units "are" not listed on an established securities market and "are" not readily tradable on a secondary market or the substantial equivalent thereof.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
        Paul J. Derenthal, Esq.
        Derenthal & Dannhauser LLP